Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED AUGUST 31, 2019

The following Management’s Discussion and Analysis, or MD&A, provides Management’s comments on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and nine-month periods ended August 31, 2019 as compared to the three- and nine-month periods ended August 31, 2018. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated October 6, 2019, was approved by our Audit Committee on October 7, 2019, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at August 31, 2019, or Interim Financial Statements, as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2018.

Except as otherwise indicated, the financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Since the first quarter of 2019, the Company’s reporting currency is the United States dollar, or USD. All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD for reporting purposes. The average and closing exchange rates for the third quarter of fiscal 2019 (USD equivalents of 1 CAD) were 0,7564 and 0,7511 respectively, compared to 0,7634 and 0,7663 for the third quarter of fiscal 2018. References to $ and US$ are to USD and references to CA$ are to CAD.

In this MD&A, the use of EGRIFTA® and EGRIFTA SVTM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and Trogarzo®, in the United States and Europe, refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients.

Business Overview

We are a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

Our business strategy is to grow revenues from our existing and future assets in North America and Europe and to develop our portfolio of complementary products, compatible with our expertise in drug development and our commercialisation know-how.

Our first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010, by Health Canada in March 2015, and by COFEPRIS, Mexico’s health agency, in March 2016. It is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. We have established an integrated commercial platform to market EGRIFTA® in the United States and Canada.

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8

In March 2016, we entered into an agreement with TaiMed Biologics, Inc., or TaiMed, to acquire the commercial rights to Trogarzo® for the United States and Canada, or TaiMed Agreement. In March 2017, the TaiMed Agreement was amended to include the commercial rights to ibalizumab in the European Union countries and in other countries such as Israel, Norway, Russia and Switzerland.

Trogarzo® is a humanized monoclonal antibody and, in the United States, is indicated for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was approved by the FDA on March 6, 2018 and has been commercially available since April 30, 2018 in the United States.

Trogarzo® was approved in Europe on September 26, 2019. In Europe, Trogarzo® is indicated for the treatment of adults infected with multidrug resistant HIV-1 infection for whom it is otherwise not possible to construct a suppressive antiviral regimen. Trogarzo® will be launched sequentially in markets across Europe as it gains public reimbursement on a country-by-country basis. A number of patients are already being treated with Trogarzo® through early access programs in this territory.

Since the beginning of 2019, the Company has been working on rebuilding its R&D pipeline.

In June 2019, the Company announced that it would pursue the development of tesamorelin, using a new formulation, for the treatment of Non-Alcoholic Steatohepatitis (NASH) in people living with HIV. Preliminary market research indicates that NASH affects over 100,000 people in that patient population. Within the next few weeks, Theratechnologies will request a meeting with the FDA and the European Medicines Agency, or EMA, to ascertain its phase III clinical trial approach.

In early 2019, the Company acquired a unique targeted platform in oncology. In vivo and in vitro models have yielded promising results in various types of cancers where sortilin receptors are overexpressed. Theratechnologies is moving forward with phase I trials to confirm the proof of concept in human subjects for ovarian and triple-negative breast cancers.

Fiscal 2019 Business Plan Update

Consolidated revenue for the three-month period ended August 31, 2019 was $16,111,000 compared to $13,523,000 for the same period ended August 31, 2018, representing an increase of 19.1%.

For the ninth-month period ended August 31, 2019, consolidated revenue was $46,816,000 compared to $31,234,000 for the same period last year, representing an increase of 49.9%.

Both three- and nine-month increases in revenue are mostly attributable to increasing sales of Trogarzo® which reached $6,923,000 in the third quarter of 2019 compared to $3,713,000 for the same quarter last year, representing an 86.5% increase.

During the last quarter, Theratechnologies announced that it would move forward with the development of tesamorelin, the active ingredient in EGRIFTA®, for the treatment of NASH

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8

in HIV patients. Within the next few weeks, Theratechnologies will request a meeting with the FDA and the EMA to ascertain its phase III clinical trial approach.

Early market studies show that NASH in HIV patients is a market 10 times larger than that of lipodystrophy. In the future, the Company may consider the feasibility and viability of developing tesamorelin for the treatment of NASH in non-HIV patients.

In view of obtaining this potential label expansion for tesamorelin, we announced on August 8, 2019, that we had regained complete control over the distribution rights to EGRIFTA® worldwide.

EGRIFTA SVTM, a new single-vial, room temperature formulation of tesamorelin will be launched in the United States before the end of our fiscal year. It is expected that EGRIFTA SVTM will help to support sales of tesamorelin for the treatment of HIV-associated lipodystrophy in the United States. On September 19, 2019, it was announced that an agreement had been concluded with the Aids Drug Assistance Program in the United States for the coverage of EGRIFTA SVTM for uninsured and underinsured patients.

We received the marketing authorization for Trogarzo® in Europe on September 26, 2019. Pursuant to this announcement, we intend to launch Trogarzo® sequentially on a country-by-country basis as public reimbursement is obtained. Already, a number of patients are being treated with Trogarzo® in Europe through early access programs financed by individual countries.

On June 20, 2019, Theratechnologies launched two pilot direct-to-consumer campaigns in Miami and Houston focusing on Trogarzo® and EGRIFTA®. Early results from the social media portion of the campaigns are showing a positive impact. In the coming weeks, the campaigns will be expanded to other large U.S. cities. Other elements of the campaign are still being assessed and a decision will then be made to determine if the campaign helped to generate growth in sales and whether it should be expanded, adapted or folded.

Finally, Theratechnologies filed an application to have its common shares listed on NASDAQ and such application was accepted. The common shares are expected to begin trading on the NASDAQ Capital Market on October 10, 2019 under the trading symbol “THTX”. Theratechnologies also filed its Form 40-F with the U.S. Securities and Exchange Commission. We believe that being listed on NASDAQ will help to foster interest from more potential investors and financial analysts, and that it should result in increased liquidity for shareholders.

Revenue

(in thousands of U.S. dollars)
	Three-month periods ended August 31,		Nine-month periods ended August 31,

	2019	2018	2019	2018

EGRIFTA® net sales	9,188	9,810	26,789	26,597

Trogarzo® net sales	6,923	3,713	20,027	4,637

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8

(in thousands of U.S. dollars)
	Three-month periods ended August 31,		Nine-month periods ended August 31,

	2019	2018	2019	2018

Revenue	16,111	13,523	46,816	31,234

Consolidated revenue for the three- and nine-month periods ended August 31, 2019 was $16,111,000 and $46,816,000 compared to $13,523,000 and $31,234,000 for the same periods ended August 31, 2018, an increase of 19.1% and 49.9%, respectively. Revenue growth for the last quarter compared to the same quarter last year reflects the increasing contribution of Trogarzo®.

Cost of Sales

For the three- and nine-month periods ended August 31, 2019, cost of sales was $6,437,000 and $19,087,000 compared to $4,637,000 and $8,512,000 in the comparable periods of fiscal 2018. Cost of goods sold was $5,215,000 and $15,371,000 compared to $3,325,000 and $5,860,000 for the same periods last year. The increase in cost of goods sold is mainly due to the introduction of Trogarzo®.

Prior to the third quarter of 2018, cost of sales included royalties due under the terms of an agreement terminating our collaboration and licensing agreement with EMD Serono Inc., or EMD Serono. In June 2018, we made a full and final payment of $23,850,000 to EMD Serono which enabled Theratechnologies to realize savings from a reduction of future payment obligations including royalty payments.

The payment in connection with the settlement of the future royalty obligation has been accounted as “Other asset” on the consolidated statement of the financial position. Consequently, an amortization of $1,221,000 has been recorded in relation to this transaction in the third quarter of 2019 and $3,663,000 for the nine-month period ended August 31, 2019.

R&D Expenses

R&D expenses in the three- and nine-month periods ended August 31, 2019 amounted to $2,152,000 and $6,964,000 compared to $2,130,000 and $5,931,000 in the comparable periods of fiscal 2018.

The increase in R&D expenses is largely due to regulatory and medical activities in Europe, investments in the oncology platform and EGRIFTA SVTM. This was partially offset by the decision of the FDA to release Theratechnologies from its last post-approval commitments relating to EGRIFTA®.

R&D expenses also included medical affairs initiatives aimed at raising awareness among physicians and nurses who interact with patients living with MDR HIV-1 and lipodystrophy, in addition to regulatory affairs activities, such as handling of the European filing of Trogarzo® and quality assurance.

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8

Selling and Market Development Expenses

Selling and market development expenses in the three- and nine-month periods ended August 31, 2019 amounted to $6,389,000 and $18,809,000 compared to $5,189,000 and $16,460,000 in the comparable periods of fiscal 2018.

The increase in selling and market development expenses is largely associated with preparation work related to the approval of Trogarzo® in Europe and for the launch of EGRIFTA SVTM and the direct-to-consumer campaign in the United States.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. As such, we recorded an expense of $641,000 for the third quarter of Fiscal 2019 compared to $487,000 for the same quarter last year and $1,770,000 for the nine-month period ended August 31, 2019 and $1,280,000 for the same period last year.

General and Administrative Expenses

General and administrative expenses in the three- and nine-month periods ended August 31, 2019 amounted to $1,772,000 and $5,072,000 compared to $1,482,000 and $3,963,000 reported in the comparable periods of fiscal 2018.

The increase in general and administrative expenses is mainly associated with business growth, the listing on NASDAQ, additional investor relations initiatives and increased activity in Europe.

Finance Income

Finance income, consisting of interest income, for the three- and nine-month periods ended August 31, 2019 was $253,000 and $880,000 compared to $175,000 and $332,000 in the comparable periods of fiscal 2018.

Higher finance income is mostly associated with a higher average liquidity position.

Finance Costs

Finance costs for the three- and nine-month periods ended August 31, 2019 were $1,253,000 and $3,805,000 compared to $1,247,000 and $1,686,000 in the comparable periods of fiscal 2018. Finance costs in the third quarter of 2019 and for the nine-month period ended August 31, 2019 mostly represent interest of $847,000 and $2,493,000, respectively on the senior convertible notes issued on June 18, 2018, compared to $661,000 for the three- and nine-month periods last year.

Finance costs also included accretion expense, which was $428,000 for the third quarter of 2019 and $1,233,000 for the nine-month period ended August 31, 2019 compared to $269,000 and $682,000 for the same periods last year. In the third quarter of 2019, the accretion expense was mainly associated with the senior convertible notes and the long-term obligation payable to TaiMed (See Note 4 of Interim Financial Statements). Previously, accretion expense related to the long-term obligation with EMD Serono, which was settled during the third quarter of 2018.

Adjusted EBITDA

Adjusted EBITDA for the three- and nine-month periods ended August 31, 2019 was $1,566,000 and $3,540,000 compared to $2,092,000 and $(332,000) in the comparable periods of fiscal 2018. See “Non-IFRS Financial Measures” below.

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $1,639,000 or $0.02 per share in the third quarter of fiscal 2019 and a net loss of $6,041,000 or $0.08 per share for the nine-month period ended August 31, 2019 compared to a net profit of $282,000 or nil per share in the three months ended August 31, 2018 and a net loss of $3,717,000 or $0.05 per share compared for the nine-month period ended August 31, 2018.

Financial Position

For the three- and nine-month periods ended August 31, 2019, cash flow generated by (used in) operating activities was $4,557,000 and $(3,095,000) compared to $1,037,000 and $(2,091,000) for the same periods last year.

In the third quarter of fiscal 2019, changes in operating assets and liabilities had a positive impact on cash flow of $3,621,000. These changes include a decrease in trade and other receivables of $2,042,000 and an increase in provisions of $720,000, both related to higher sales. The change in operating assets and liabilities was also impacted by an increase in account payable and accrued liabilities of $1,056,000.

In the nine months of fiscal 2019, changes in operating assets and liabilities negatively affected cash flow by $5,074,000 compared to a negative impact of $1,583,000 in the comparable period of fiscal 2018.

As at August 31, 2019, cash and bonds amounted to $44,135,000 compared to $43,062,000 as at May 31, 2019. The increase was primarily due to cash flows generated by operating activities as explained above which was partially offset by a $3,500,000 milestone payment to TaiMed paid in July 2019.

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(In thousands of U.S. dollars, except per share amounts)

		2019				2018		2017

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	16,111	15,609	15,096	13,983	13,523	9,598	8,113	10,034

Operating expenses

Cost of sales

Cost of goods sold	5,215	5,346	4,810	3,516	3,325	1,594	941	1,110

Other production-related costs	1	18	34	14	91	127	(127)	816

Royalties	-	-	-	-	-	450	890	881

Amortization of other asset	1,221	1,221	1,221	1,221	1,221	-	-	-

R&D	2,152	2,285	2,527	2,063	2,130	1,897	1,904	2,465

Selling and market development	6,389	6,972	5,448	5,233	5,189	5,957	5,314	6,361

General and administrative	1,772	1,784	1,516	1,865	1,482	1,279	1,202	1,268

Total operating expenses	16,750	17,626	15,556	13,912	13,438	11,304	10,124	12,901

Finance income	253	292	335	276	175	77	80	75

Finance costs	(1,253)	(1,449)	(1,103)	(1,330)	(1,247)	(283)	(156)	(559)

Net (loss) profit	(1,639)	(3,174)	(1,228)	(983)	282	(1,912)	(2,087)	(3,351)

Basic and diluted (loss) earnings per share	(0.02)	(0.04)	(0.02)	(0.01)	0.00	(0.03)	(0.03)	(0.04)

Factors Affecting the Variability of Quarterly Results

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8

Results for 2019 reflect the increasing contribution of Trogarzo®.

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

Recent Changes in Accounting Standards

Please refer to Note 2 to the Interim Financial Statements.

Outstanding Share Data

As at October 6, 2019, the number of common shares issued and outstanding was 76,953,411 while outstanding options granted under our stock option plan amounted to 2,415,784. We also had $57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the offering of such debt instrument we closed on June 19, 2018. These notes are convertible into common shares at the option of the holder at a conversion price of $14.85, representing a conversion rate of approximately 67.3401 common shares per $1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended August 31, 2019, other than in the ordinary course of business. As discussed in Note 15 to the Interim Financial Statements, the Company entered into a lease agreement for its European headquarter.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our MD&A for the fiscal year ended November 30, 2018.

Internal Control

There was no change in the Company’s internal control over financial reporting, or ICFR, that occurred during the period beginning on June 1, 2019 and ending on August 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8

measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, lease inducements and amortization and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8

Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended August 31,		Nine-month periods ended August 31,

	2019	2018	2019	2018

	$	$	$	$

Net (loss) profit	(1,639)	282	(6,041)	(3,717)

Add (deduct):

Depreciation and amortization	1,929	1,715	5,565	2,516

Lease inducements and amortization	5	-	233	-

Finance costs	1,253	1,247	3,805	1,686

Finance income	(253)	(175)	(880)	(332)

Income tax recovery	-	(1,269)	-	(1,269)

Share-based compensation for stock option plan	271	182	855	678

Write-down of inventories	-	110	3	106

Adjusted EBITDA	1,566	2,092	3,540	(332)

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding our business strategy, our revenue growth, the development of a

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8

portfolio of products, our research and development activities, the launch of EGRIFTA SVTM in the United States and of Trogarzo® on the European territory.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA® and Trogarzo® in the United States will continue to grow over time, EGRIFTA SVTM will be launched in the United States before the end of our fiscal year-end and, when launched, will be accepted by the marketplace and reimbursed by third-party payors, no unknown undesired side effects will be reported from the use of our products, no product recall will occur, Trogarzo® will be reimbursed by countries of the European Union, results obtained from our research and development activities will be positive and will allow us to file for new drug applications and obtain approval therefor, and trading on the NASDAQ market will foster interest from investors and financial analysts and results in increased liquidity.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. These risks and uncertainties include, among others, the risk that sales of EGRIFTA® or Trogarzo®, or both, in the United States, decrease, that delays are incurred in connection with the launch in the United States of EGRIFTA SVTM, that EGRIFTA SVTM is not reimbursed to the same extent as EGRIFTA®, or even if reimbursed, is not accepted by the marketplace, that a product recall occurs, that Trogarzo® is not reimbursed in countries of the European Union where we intend to commercialize it, that results obtained from our current research and development activities in tesamorelin for NASH or on our oncology platform are not satisfactory leading to delays in conducting additional work or a halt in our research and development programs, and that the listing of our common shares on NASDAQ does foster attention from investors and financial analysts and does not increase liquidity.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 20, 2019 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec  H3A 1T8